collab.



We're rewarding action-takers with one of our best offers yet - and you've got until **June 30, 2025** to take full advantage.

Here's what you unlock when you invest $300 or more in 150 Panoramic Way on Wefunder:

✅ **10% Bonus in Spruce Shares**
Spruce is one of our top-performing, fully leased student housing properties - and now you'll own a piece of it.

✅ **2.2x Early Bird Return Structure**
Qualify for our early investor payout model, which aims to return your initial investment plus **120% more** over time.

Example:

- A $2,000 investment in 150 Panoramic Way could yield:
    - $200 in Spruce bonus shares (approx. 40 shares)
    - Up to $4,400 total in returns over time

This is your chance to diversify your portfolio and grow with Collab - both through property ownership and community-backed opportunity.

MAKE YOUR INVESTMENT

-The Team at collab.

RESPECT | FOCUS | COLLABORATION

Disclaimer:
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

COLLAB ON DISCORD:
Join our Official Collab Discord channel to be part of the community conversation. Ask us anything, stay updated on the latest happenings, and share your valuable feedback. Our team is excited to connect and chat with you.

HAVE QUESTIONS?

Feel free to email us at support@collabhome.io and a member of our support team will be there to answer your questions.

SUPPORT CENTER

Visit our Help Center section on our website to access our Blogs, FAQ section, as well as updated Press Release information.

VIEW AVAILABLE PROPERTIES

A real estate partner you can trust

745 5th Ave Suite 500
New York • NY 10151 • United States
Legal Disclaimer • Unsubscribe

Collab (USA) Capital, LLC ("Collab") operates collabhome.io (the "Site") and is not a broker-dealer or registered investment advisor. All securities-related activities are conducted through Dalmore Group LLC, a registered broker-dealer and member of FINRA/SIPC, located at 525 Green Place, Woodmere, NY 11598. You can review the brokercheck for Dalmore. An up-to-date Dalmore Form CRS is available.

By using the Platform, you accept our Terms of Service and Privacy Policy . Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. Neither Collab nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. You should confer with your personal tax advisors regarding the tax consequences based on your particular circumstances. Neither Collab nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. You should speak with your financial advisor, accountant and/or attorney when evaluating any offering. Neither Collab, CollabHome, YSMD (Collab's Series LLC), nor Dalmore makes any recommendations or provides advice about investments, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform.

Collab is conducting public offerings pursuant to Regulation A through the Site. From time to time, Collab will seek to qualify additional series offerings of securities under regulation A. For offerings that have not yet been qualified, no money or other consideration is being solicited and, if sent in response, will not be accepted. No offer to buy securities of a particular offering can be accepted, and no part of the purchase price can be received, until an offering statement filed with the Securities and Exchange Commission (the "SEC") relating to that series has been qualified by the SEC. Any such offer may be withdrawn or revoked, without

obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification by the SEC. An indication of interest involves no obligation or commitment of any kind.

Collab does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.